

September 17, 2014

<u>Via Facsimile</u>
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

> **Re:** **Mondial Ventures, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-51033**

Dear Mr. Alexander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.   We note that although you are engaged in oil and gas producing activities you have omitted significant details from your related disclosures in the discussion of property and notes to the financial statements which appears to render your filing materially deficient. Please amend you filing to provide the disclosures required by Subpart 1200 of Regulation S-K and FASB ASC 932-235-50.

2.   We note that you have not filed your interim report for the quarter ended June 30, 2014, which was due on August 14, 2014. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3.	We note that while 98% of your proved natural gas reserves and 94% of your proved oil reserves are classified as undeveloped, your disclosure on page F-11 indicates that you did not incur any development costs during 2013, and had only incurred $80,000 in development costs during 2012, an amount representing less than 3% of your total estimated future development costs. As such, it is unclear how your estimates of proved undeveloped reserves are consistent with the definitional guidance in Rule 4-10(a)(31) of Regulation S-X. Ordinarily, undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years of the booking date. Unless you are able to show appropriate rationale for a longer period, and compliance with the reasonable certainty criteria of Rule 4-10(a)(22) of Regulation S-X, you will need to reform your booking procedures and revise your estimates of reserves to coincide.

	Please submit any details and analyses that you believe support your reserve booking procedures, relative to the guidance noted above, and addressing your practice since acquiring oil and gas properties in 2012, through the most recent interim date in 2014. Otherwise, if your are unable to support your approach, submit the revisions that your propose to conform with this guidance.

4.	We note your disclosure explaining that reserve quantities, as well as certain information regarding future production and discounted cash flows, were determined by Harper Associates, Inc. - independent petroleum consultants - based on information that you provided to that firm. Under these circumstances, you must include a report of this third party firm as an exhibit to your Form 10-K; which includes all of the information prescribed by Item 1202(a)(8) of Regulation S-K. Please discuss this requirement, as well as the concerns outlined in the preceding comments, with your petroleum consultants and amend your filing to include the required report. If you restate your reserves, you should also obtain and file an updated report from the third party firm.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief